UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

OVERSEAS SHIPHOLDING GROUP INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

690368105
(CUSIP Number)

Michael R. Mayberry
Senior Vice President - Legal
Continental Grain Company
277 Park Avenue
New York, NY 10172
Tel. No.:  (212) 207-5930
(Name, Address and Telephone Number of
Person Authorized to Receive Notices
and Communications)

November  20, 2013
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box  [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 690368105	Page 2 of 11 Pages

1	NAME OF REPORTING PERSON Continental Grain Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 965,299
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 965,299
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 965,299
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.1%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 690368105	Page 3 of 11 Pages

1	NAME OF REPORTING PERSON Paul J. Fribourg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 965,299
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 965,299
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 965,299
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 690368105	Page 4 of 11 Pages

1	NAME OF REPORTING PERSON Charles A. Fribourg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 17,111
	8	SHARED VOTING POWER 972,357
	9	SOLE DISPOSITIVE POWER 17,111
	10	SHARED DISPOSITIVE POWER 972,357
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 989,468
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.2%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 690368105	Page 5 of 11 Pages

1	NAME OF REPORTING PERSON Michael J. Zimmerman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 17,000
	8	SHARED VOTING POWER 965,299
	9	SOLE DISPOSITIVE POWER 17,000
	10	SHARED DISPOSITIVE POWER 965,299
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 982,299
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.2%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 690368105	Page 6 of 11 Pages

1	NAME OF REPORTING PERSON Celine Fribourg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,058
	8	SHARED VOTING POWER 17,111
	9	SOLE DISPOSITIVE POWER 7,058
	10	SHARED DISPOSITIVE POWER 17,111
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,169
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 690368105	Page 7 of 11 Pages

Item 1.     Security and Issuer.

Item 1 is hereby amended and restated in its entirety as follows:

This Amendment No. 2 to Schedule 13D is being filed by the undersigned to amend the Schedule 13D filed by the Reporting Persons on September 2, 2011 and amended by Amendment No. 1 thereto filed on November 22, 2011 (as amended, the “Schedule 13D”) with respect to the shares of Common Stock (the “Common Stock”) of Overseas Shipholding Group Inc. (the “Issuer”).  The principal executive office and mailing address of the Issuer is 666 Third Avenue, New York, New York 10017.

Item 2.     Identity and Background.

No material change.

Item 3.     Source and Amount of Funds or Other Consideration.

No material change.

Item 4.     Purpose of Transaction.

No material change.

CUSIP No. 690368105	Page 8 of 11 Pages

 Item 5.    Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

All calculations of percentage ownership in this Schedule 13D are based on a total of 30,715,420 shares of Common Stock outstanding as of November 6, 2013, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed on November 12, 2013.

CGC beneficially owns 965,299 shares of Common Stock (approximately 3.1% of the total number of shares of Common Stock outstanding).  CGC has sole voting power to vote or to direct the vote of, and to dispose or to direct the disposition of, no shares of Common Stock, and the shared power to vote or direct the vote of, and to dispose or direct the disposition of, 965,299 shares of Common Stock.  CGC shares its power to vote or direct the vote of, and to dispose or direct the disposition of, 965,299 shares of Common Stock with Messrs. Paul J. Fribourg, Charles A. Fribourg and Michael J. Zimmerman.

Mr. Paul J. Fribourg no longer directly owns any shares of Common Stock.  Mr. Paul J. Fribourg may be deemed to share voting and investment power with respect to the shares of Common Stock beneficially owned by CGC by virtue of being the Chairman, Chief Executive Officer and President of CGC.  In addition, he is one of the co-trustees and in one case, a beneficiary, of various trusts established for the benefit of certain members of his family that collectively control a majority interest in CGC. As a result, he may be deemed to beneficially own the shares directly owned by CGC.  Mr. Paul J. Fribourg disclaims beneficial ownership with respect to the shares of Common Stock held directly by CGC except to the extent of his pecuniary interest.

Mr. Charles A. Fribourg personally owns 17,111 shares of Common Stock (less than 1% of the total number of shares of Common Stock outstanding).  This amount includes his options to purchase 3,000 shares of Common Stock, which options are presently exercisable.  He has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition of, all such 17,111 shares of Common Stock.  Mr. Charles A. Fribourg may be deemed to share voting and investment power with respect to the shares of Common Stock beneficially owned by CGC by virtue of being a director of CGC.  He is also one of the co-trustees and in one case, a beneficiary, of various trusts established for the benefit of certain members of his family that collectively control a majority interest in CGC. As a result, he may be deemed to beneficially own the shares directly owned by CGC.  He may also be deemed to share voting and investment power with respect to the shares of Common Stock beneficially owned by his spouse, Mrs. Celine Fribourg.  Mr. Charles A Fribourg disclaims beneficial ownership with respect to the shares of Common Stock held directly by CGC and Mrs. Celine Fribourg except to the extent of his pecuniary interest.

Mr. Michael Zimmerman personally owns 17,000 shares of Common Stock (less than 1% of the total number of shares of Common Stock outstanding).  This amount includes his options to purchase 3,000 shares of Common Stock, which options are presently exercisable.  He has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition of, all such 17,000 shares of Common Stock.  Mr. Zimmerman may be deemed to share voting and investment power with respect to the shares of Common Stock beneficially owned by CGC by virtue of being the Vice Chairman of CGC.  Mr. Zimmerman disclaims beneficial ownership with respect to the shares of Common Stock held directly by CGC except to the extent of his pecuniary interest.

Mrs. Celine Fribourg personally owns 7,058 shares of Common Stock (less than 1% of the total number of shares of Common Stock outstanding).  She has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition of, all such 7,058 shares of Common Stock.  Mrs. Fribourg may be deemed to share voting and investment power with respect to the shares of Common Stock beneficially owned by her spouse, Mr. Charles A. Fribourg.   Mrs. Celine Fribourg disclaims beneficial ownership with respect to the shares of Common Stock held directly by Mr. Charles A. Fribourg except to the extent of her pecuniary interest.

Except as set forth on Schedule A, to the knowledge of the Reporting Persons, none of the Reporting Persons has effected any transactions in shares of Common Stock during the past 60 days.

CUSIP No. 690368105	Page 9 of 11 Pages

No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by of the Reporting Persons.

As of November 25, 2013, the Reporting Persons have ceased to be the beneficial owners of more than five percent of the Common Stock.

Item 6.     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

No material change.

Item 7.     Material to be Filed as Exhibits.

Exhibit 2:    Joint Filing Agreement

CUSIP No. 690368105	Page 10 of 11 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   November 25, 2013

CONTINENTAL GRAIN COMPANY

By:	/s/ Michael J. Zimmerman
Name: Michael J. Zimmerman
Title: Vice Chairman

/s/ Paul J. Fribourg
Paul J. Fribourg

/s/ Charles A. Fribourg
Charles A. Fribourg

/s/ Michael J. Zimmerman
Michael J. Zimmerman

/s/ Celine Fribourg
Celine Fribourg

CUSIP No. 690368105	Page 11 of 11 Pages

Exhibit 2

AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13D

The undersigned hereby agree as follows:

(i)           Each of them is individually eligible to use the Schedule 13D to which this Exhibit is attached, and such Schedule 13D is filed on behalf of each of them; and

(ii)          Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date:  November 25, 2013

CONTINENTAL GRAIN COMPANY

By:	/s/ Michael J. Zimmerman
Name: Michael J. Zimmerman
Title: Vice Chairman

/s/ Paul J. Fribourg
Paul J. Fribourg

/s/ Charles A. Fribourg
Charles A. Fribourg

/s/ Michael J. Zimmerman
Michael J. Zimmerman

/s/ Celine Fribourg
Celine Fribourg

Schedule A

Date	Direct Owner	Buy or Sell	Shares	Price
11/19/13	Paul Fribourg	Sell	90,000	$4.73
11/20/13	Paul Fribourg	Sell	210,000	$4.87
11/21/13	Paul Fribourg	Sell	156,413	$5.40
11/21/13	Charles Fribourg	Sell	50,000	$5.12
11/21/13	CGC	Sell	86,500	$5.05
11/22/13	Charles Fribourg	Sell	47,000	$4.71
11/22/13	CGC	Sell	253,500	$4.78
11/25/13	CGC	Sell	20,000	$4.36